UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

1.             DATE, TIME AND VENUE: Held on January 9, 2026, at 02:00 p.m., at the Headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, Cidade Monções, São Paulo, State of São Paulo.

2.            CALL NOTICE: The meeting was called by a notice published in the newspaper Valor Econômico on November 28, November 29 and 30/December 1, and December 2, 2025, on pages C7, A12, and C5, respectively, with simultaneous publication on the newspaper’s website.

3.            PUBLICATIONS: All documents related to the matters to be resolved at this Extraordinary Shareholders’ Meeting (“Meeting”), as provided for in CVM Resolution No. 81/22 (“RCVM 81”), were made available to shareholders on the Company’s website (ri.telefonica.com.br), the Brazilian Securities and Exchange Commission – CVM (www.gov.br/cvm), and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) on November 27, 2025.

4.           ATTENDANCE: At the first call, shareholders representing approximately 92.66% of the Company’s common shares attended the Meeting, as recorded in Shareholders’ Attendance Register No. 006, including valid remote voting ballots received through B3 S.A. – Brasil, Bolsa, Balcão, as the central depository of the Company’s shares, and directly by the Company, pursuant to RCVM 81, as per the consolidated remote voting map disclosed on January 7, 2026 (“Consolidated Remote Voting Map”). Thus, the legal quorum for the installation of the Meeting and for deliberation on the matters on the agenda was verified.

Also present were Mr. Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Director of the Company; Mr. Stael Prata Silva Filho, and Ms. Luciana Doria Wilson, members of the Fiscal Council; and Ms. Marcela Keika Prado Yamamoto and Ms. Claudia Morenghi Baggio, representatives of Deloitte Touche Tohmatsu Consultores Ltda., to provide any necessary clarifications.

5.            PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; and Nathalia Pereira Leite – Secretary of the Meeting.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

6.            AGENDA:

(1)          to ratify, pursuant to Article 256, §1, of Law No. 6,404/76 (“Brazilian Corporation Law”), the acquisition of (i) 24.99% (twenty-four point ninety-nine percent) of the shares and 1 (one) subscription bonus issued by Fibrasil Infraestrutura e Fibra Ótica S.A., a privately held corporation registered under CNPJ No. 36.619.747/0001-70 (“Target Company” or “Fibrasil”), previously held by Caisse de dépôt et placement du Québec (“CDPQ”), and (ii) 25.01% (twenty-five point zero one percent) of the shares and 1 (one) subscription bonus issued by the Target Company, previously held by Fibre Brasil Participações S.A. (“Fibre”), under the terms of the Share Purchase Agreement signed on July 10, 2025, between, on one side, CDPQ and Fibre as sellers, and on the other, the Company as buyer, with the intervention and consent of Telefónica Infra, S.L. Unipersonal (“T.Infra”) and Fibrasil (“Agreement” and “Transaction”, respectively);

(2)          to ratify the appointment and hiring of the independent specialized firm Deloitte Touche Tohmatsu Consultores Ltda., a limited liability company headquartered in São Paulo, State of São Paulo, at Av. Dr. Chucri Zaidan, No. 1240, 4th to 12th floor – Golden Tower, ZIP Code 04711-130, registered under CNPJ No. 02.189.924/0001-03 (“Appraiser”), by the Company’s management, to prepare the appraisal report of the Target Company as provided for in Article 256, §1, of the Brazilian Corporation Law (“Appraisal Report”);

(3)          to approve the Appraisal Report prepared by the Appraiser;

(4)         to authorize and ratify the actions taken by the Company’s management to carry out the Transaction;

(5)         to amend Article 2 of the Company’s Bylaws, which addresses the corporate purpose;

(6)          to amend the caput of Article 5 of the Company’s Bylaws, which addresses the share capital, to reflect the new number of shares into which the Company’s share capital is divided as a result of the cancellation of 34,740,770 (thirty-four million, seven hundred forty thousand, seven hundred seventy) common shares issued by the Company, held in treasury, as approved by the Company’s Board of Directors at a meeting held on July 24, 2025; and

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

(7)        to consolidate the Company’s Bylaws to reflect the amendments mentioned in items (5) and (6).

7.        RESOLUTIONS: It was informed that the documentation related to this Meeting, including the Consolidated Remote Voting Map, was available for shareholders’ consultation. The attending shareholders agreed to (i) waive the reading of said documents, as they were fully known to all, and (ii) the drawing up of these minutes in summary form, pursuant to Article 130, §1, of the Brazilian Corporation Law, with any voting statements, dissents, or protests submitted to the Meeting to be sequentially numbered, authenticated by the presiding board, filed at the Company’s headquarters, and sent to the Brazilian Securities and Exchange Commission – CVM.

After examining and discussing the matters on the agenda, the attending shareholders resolved as follows:

(1)          To ratify, pursuant to Article 256, §1, of the Brazilian Corporation Law, the acquisition of (i) 24.99% (twenty-four point ninety-nine percent) of the shares and 1 (one) subscription bonus issued by Fibrasil, previously held by CDPQ, and (ii) 25.01% (twenty-five point zero one percent) of the shares and 1 (one) subscription bonus issued by Fibrasil, previously held by Fibre, under the terms of the Agreement.

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the ratification of the acquisition of (i) 24.99% (twenty-four point ninety-nine percent) of the shares and 1 (one) subscription bonus issued by Fibrasil, previously held by CDPQ, and (ii) 25.01% (twenty-five point zero one percent) of the shares and 1 (one) subscription bonus issued by Fibrasil, previously held by Fibre, pursuant to the Agreement.

(2)          To ratify the appointment and hiring of the independent specialized firm by the Company’s management, to prepare the Appraisal Report.

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the ratification of the appointment and hiring of the Appraiser, the specialized firm engaged by the Company’s management to prepare the Appraisal Report.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

(3)          To approve the Appraisal Report prepared by the Appraiser.

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the Appraisal Report included in Annex III(a) to the Management Proposal disclosed by the Company.

(4)         To authorize and ratify the actions taken by the Company’s management to carry out the Transaction.

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the authorization and ratification of all actions taken by the Company’s management to carry out the Transaction.

(5)         To amend Article 2 of the Company’s Bylaws, which addresses the corporate purpose.

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the amendment of Article 2 of the Company’s Bylaws, which addresses the corporate purpose. Thus, Article 2 of the Bylaws shall henceforth read as follows:

“Art. 2 - The Company’s purpose is to provide communications and telecommunications services, as well as to develop any and all activities necessary or useful for the execution of such services, including leasing, sharing, and assignment of infrastructure. Additionally, the Company may engage in the following activities:

a)       The provision of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and internet-based applications in any medium, including advertising and promotional materials;

b)       The provision of integrated solutions, management, services, and consulting related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

information systems and related services; (iii) connectivity, Internet of Things, information technology, networks, systems analysis and development, programming, configuration, and related services; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire, and others, surveillance, security, tracking, and remote or on-site monitoring; (vii) maintenance, repair, technical assistance, and IT support for any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) data management intelligence (Big Data);

c)       The development, licensing, and sublicensing of software, IT systems, and intellectual property rights of any nature;

d)       Retail and/or wholesale commercialization, leasing, or lending of goods, merchandise, equipment, and various materials, including but not limited to telecommunications equipment, telephones, electrical and electronic devices, IT systems and products, computers, technological accessories, including automotive accessories, spare parts, precision instruments, measuring devices, electronic and security sensors, food products (including coffee and similar specialties), books, newspapers, and magazines by any means;

e)        Participation in the capital of other companies or entities of any nature, in Brazil or abroad, including consortia and associations, regardless of the activities carried out by such companies or entities;

f)       Import and export of goods and services;

g)       Management, consulting, design, or implementation of projects and provision of installation, engineering, and civil construction services, including plumbing, gas, electrical installations, and other works;

h)       Provision of business intermediation services in general;

i)       Provision of consulting services related to the Company’s activities;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

j)       Purchase and sale, collection, treatment, reconditioning, and recycling of electronic and electrical equipment in general, including recurring scrap, unusable scrap, and related non-hazardous scrap;

k)       Leasing, subleasing, loan for use or assignment, under any title, of the right to use real estate owned by the Company or third parties, in whole or in part, for any purpose, including gatherings, shows, performing arts, and other artistic activities, directly or through third parties;

l)       Provision of correspondent services in Brazil for banks and/or financial institutions and collection services in general; and

m)        The performance of other related or similar activities, directly or indirectly, to those described in the preceding items.”

(6)          To amend the caput of Article 5 of the Company’s Bylaws, which addresses the share capital, to reflect the new number of shares into which the Company’s share capital is divided as a result of the cancellation of 34,740,770 (thirty-four million, seven hundred forty thousand, seven hundred seventy) common shares issued by the Company, held in treasury, as approved by the Company’s Board of Directors at a meeting held on July 24, 2025.

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the amendment to the caput of Article 5 of the Company’s Bylaws, which addresses the share capital, in order to reflect the new number of shares into which the Company’s share capital is divided, as a result of the cancellation of 34,740,770 (thirty-four million, seven hundred forty thousand, seven hundred seventy) common shares issued by the Company and held in treasury, as approved by the Company’s Board of Directors at its meeting on July 24, 2025. Accordingly, Article 5 of the Company’s Bylaws shall henceforth read as follows:

“Art. 5 - The fully paid-up and subscribed capital is R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos), divided into 3,226,546,622 (three billion, two hundred and

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

twenty-six million, five hundred and forty-six thousand, six hundred and ninety-two) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.”

(7)          To consolidate the Company’s Bylaws to reflect the amendments mentioned in items (5) and (6).

It was approved, by a majority of votes, with abstentions duly recorded (as per the final synthetic voting map in Annex A), the consolidation of the Company’s Bylaws to reflect the amendments mentioned in items (5) and (6), which shall henceforth be in effect in the wording set forth in Annex B to these minutes.

8.        WITHDRAWAL RIGHTS: Pursuant to Articles 256, §2, 136, item VI, and 137 of the Brazilian Corporations Law, shareholders of the Company who dissent from the resolutions approving the ratification of the Transaction and the amendment to Article 2 of the Bylaws shall be entitled to withdraw from the Company upon reimbursement of the value of the shares they are proven to hold, uninterruptedly, until the date of the effective exercise of such right and since (i) the date of disclosure of the material fact regarding the execution of the Agreement (i.e., as of the close of trading on July 10, 2025), or (ii) the date of disclosure of the proposal to amend the Company’s corporate purpose (i.e., as of the close of trading on November 27, 2025), as applicable.

The Company will timely publish a Notice to Shareholders containing the terms, conditions, and deadlines for exercising the withdrawal right.

9.        VOTING MAP: Pursuant to Article 33, §4, of CVM Resolution No. 80, dated March 29, 2022, the final summary voting map, indicating the number of approvals, rejections, and abstentions received for each resolution, is attached to these minutes as Annex A.

10.  CLOSING: There being no further business to address, the Chairman of the Meeting declared the proceedings closed and ordered the suspension of the meeting for the drafting of the minutes in summary form. It was also recorded that shareholder signatures will be omitted from the published version of the minutes. The minutes were

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

read, approved, and signed by the members of the Board, as well as by the shareholders present and other members identified below, already considering shareholders who voted remotely, pursuant to Article 47, §1 of CVM Resolution 81.

Presinding board: (aa) Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting and Representative of Management; Nathalia Pereira Leite – Meeting Secretary.

Shareholders:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

Those in attendance via remote voting ballot, pursuant to Article 47, II and §1 of RCVM 81:

ANDRE CARVALHO SAWRUK, JEAN LUCCA DA SILVA LOPES, RODRIGO PEREIRA DE GODOI, PAULO HENRIQUE RIBEIRO JUNIOR, HSBC ETFS PLC HSBC EMERG MARKET SUSTAIN EQUITY UCITS ETF, ACADIAN EMERGING MARKETSMANAGED VOLATILITY E F L, LSV EMERGING MARKETS EQUITY FUND LP, WELLINGTON GONCALVES CRUZEIRO, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, MARCOS TADEU PAGANI, GENERAL ORGANISATION FOR SOCIAL INSURANCE, JP MORGAN EMERGING MARKETS OPPORTUNITIES, INVESCO OPPENHEIMER GLOBAL MULTI-ASSET GROWTH FUND, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, AXA WORLD FUNDS - FRAMLINGTON EMERGING MARKETS, PIMCO RAE EMERGING MARKETS FUND LLC, ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, PACIFIC SELECT FUND, ROSA AMELIA APARECIDA MONDONI MADUREIRA, RICARDO JOSE M OLIVEIRA MANDL, CARDANO GLOBAL SUSTAINABLE EQUITY FUND, MARCIA PAIVA GARCIA, LEONARDO PINTO LEITE, CASSIO FRIGGI BISSOLI, MAURO RIBEIRO, HESTA, NEW YORK STATE COMMON RETIREMENT FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, LEANDRO ALFANO DE CAMARGO, STATE OF CALIFORNIA MASTER TRUST, ARTHUR VINICIUS GOMES SANTOS MENDES, CUSTODY B.O.J,L.AS.T.F.S.E.E.M.V.INDEX MOTHER FUND, ANDRE YOSHIYUKI NISIYAMA, ALESSANDRA SEGATELLI, JOSE RICARDO CARDOSO DE SOUZA, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, FABIO BAZILE POZZI, RONALDO SOARES MARTINS, ADEMIR AFONSO CAPRIOLI, BARCLAYS MULTI-MANAGER FUND PUBLIC LIMITED COMPANY, DOMINGOS DONIZETH DE PAULA MAIA, SEI CATHOLIC VALUES TRUST - CATHOLIC VALUES EQUITY FUND, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, FELIPE BARBOSA VOLPONI, JP MORGAN FUND ICVC - JPM EMERGING MARKETS FUND, JOSE LUIZ RUGA, EMERGING MARKETS COMPLETION FUND, L.P., BERNADETE PORFIRIO NASCIMENTO, BRANDES GLOBAL OPPORTUNITIES FUND, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, SALVADOR ROCHA LISBOA, MORGAN STANLEY INSTITUTIONAL FUND INC. SUSTAINABLE, CELIA MARIA DE SOUZA, GIOVANNI ANTONIO RIBEIRO BARILE, CAIO SILVA DE FREITAS, ALESSANDRO CESAR BRAGHETTI, MARIANO KAINAN DOS SANTOS SILVA, ARROWSTREET GLOBAL EQUITY FUND, JOAO VICTOR GUIMARAES JANIRO, PEDRO CARLOS COSENTINO, MARCELO LIMA, MARCOS EVANGELISTA MOTA, EDIMILSON CAVALCANTE DE OLIVEIRA, CIBC EMERGING MARKETS INDEX FUND, UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST, DIEGO JACINTO FERREIRA, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, MATHEUS HOLTZ CUGLER, NIVALDO JOSE CASTELAN JUNIOR, ISHARES MSCI BRIC ETF, HANDELSBANKEN EMERGING MARKETS INDEX, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, ABL GLOBAL EMERGING EQUITY INVESTMENT TRUST, ANTONIO CARLOS VIEIRA ABRANTES, ODUVALDO SANCHES, SIONNA STRATEGIC INCOME FUND, JPMORGAN ACTIVEBUILDERS EMERGING MARKETS EQUITY ETF, ABRDN SICAV I - DIVERSIFIED INCOME FUND, ISRAEL JOSE DE PAULA, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF BROCKEN-U, NEW AIRWAYS PENSION SCHEME, LUCAS BITENCOURT SILVEIRA, MARIANA CASIMIRO MARTINS, MATHEUS HERMANO CALDAS, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, IBM DIVERSIFIED GLOBAL EQUITY FUND, HANDELSBANKEN LATINAMERIKA TEMA, ACADIAN COLLECTIVE INVESTMENT TRUST, MARCIO VICENTE, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, UTAH STATE RETIREMENT SYSTEMS, STATE STREET EMERGING MARKETS E N-L C TRUST FUND, HEITOR PRADO CATUNDA GONCALVES, XTRACKERS (IE) PUBLIC LIMITED COMPANY, BRANDES INTERNATIONAL EQUITY FUND, MARCIO ANTONIO MAGALHAES, FIRST TRUST LATIN AMERICA ALPHADEX FUND, GUIDEMARK EMERGING MARKETS FUND, HENRIQUE SANTOS, ALLIANZ GLOBAL INVESTORS FUND-ALLIANZ EM M EQ OPP, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, FELIPE PITANGA TORRES, VANGUARD INVESTMENT SERIES PLC, BRANDES INSTITUTIONAL EQUITY TRUST, LUCAS GOMES DO VALE, HSBC ETFS PLC HSBC MSCI EMERGING MARKETS CLIMATE PARIS ALIGN, ELBERT DA SILVA LEAO, BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, TADEU DA SAN MARTINO, EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS, MGI FUNDS PLC, ABRDN OEIC IV-ABRDN EMERGING MARKETS EQUITY TRACKER FUND, GOLDMAN SACHS FUND III, VANDEUARLEI DE JESUS CARDOSO, WALTER ANDERSON JUNIOR, TD EMERGING MARKETS FUND, NORTHERN TRUST COMMON ALL COUNTRY WORLD INDEX (ACWI) EX-US F, JOAO TEOFILO DE SENA NETO, GUILHERME LOHMANN TOGNI, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, METZLER ASSET MANAGEMENT GMBH FOR MI-FONDS K18, ERNESTO SENISE, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, GUILHERME DIAS BOMFIM, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, PACIFIC GAS A EL COMP NU F Q CPUC DEC MASTER TRUST, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, IRINEU DARIO STAUB, ABRDN OEIC I-ABRDN LATIN AMERICAN EQUITY FUND, ROBIN YOSHIFUMI CHIGAMI, JOAO BATISTA JANSEN DANIELE, RICHARD MARTINS MELLO CAVALCANTI, DIVERSIFIED EQUITY MASTER PORTFOLIO OF MASTER INVESTMENT POR, LUCAS ANDRADE E SILVA, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, JUSSENYKSON DJEYSON FERNANDES DE AMORIM, CUSTODY BANK OF JAPAN, LTD. RE: SMBCTB (AMUNDI IND, JOB NOE DE JESUS, MARCELO ANDRADE PINTO, JOSE FERNANDO RODRIGUES, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, STICHTING PENSIOENFONDS ING, VENERABLE WORLD EQUITY FUND, JPMORGAN GLOBAL EMERGING MARKETS HYBRID FUND (QDII), KINILDSON GESSIO PERSEGUEIRO, DIOGO COSTA LEANDRO DE OLIVEIRA, ARROWSTREET CAPITAL COPLEY FUND LIMITED, LSV EMERGING MARKETS EQUITY FUND USA, FILIPE DOS SANTOS BARROS DE SOUZA, SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO, GUILHERME SANCHES CARRONE, ISHARES EDGE MSCI MIN VOL GLOBAL ETF, GARD UNIT TRUST, LUIZ GUILHERME SANTINI, ROBERTO DOMINGOS DOS SANTOS JUNIOR, ABRDN CANADA FUNDS - EMERGING MARKETS ALL CAP CORE, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, MARCOS TADEU PUNTEL VARGENS, EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD, ROBERTO TEIXEIRA MARQUES DA COSTA, LUIZ ALEXANDRE DE ALMEIDA MACEDO, CRISTIANO INOCENCIO DE SENA, KLAUS PETER HEINLEIN, WELLS FARGO (LUX) WORLDWIDE FUND, STICHTING PENSIOENFONDS CAMPINA, COLONIAL FIRST STATE INVESTMENT FUND 187, SCHWAB EMERGING MARKETS EQUITY ETF, ELINALDO VIEIRA DOS SANTOS, WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, JULIO CESAR OLIVEIRA BELLINI, GABRIEL VIANA CARLOS, ENSIGN PEAK ADVISORS,INC, LUCIO MARCELO DE ANDRADE, GUSTAVO ANTONIO MONTEIRO DE VASCONCELLOS, VANGUARD EMERGING MARKETS SELECT STOCK FUND, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, LEANDRO PACCOLA DANELON, AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND, ARROWSTREET INTERNATIONAL EQUITY - ALPHA EXTENSION FUND, CENTRAL PROVIDENT FUND BOARD, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, PEDRO MURASAWA SILVEIRA, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., MERCER UCITS COMMON CONTRACTUAL FUND, SIDNEY JOSE PEREIRA DOS SANTOS JUNIOR, QUILTER INVESTORS EMERGING MARKETS EQUITY INCOME F, BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF, JAQUELINE DAS CHAGAS LUIZ, FIREMEN S ANNUITY AND BEN. FD OF CHICAGO, PEDRO ALBERTO DA SILVA PETRONI, DANN LUCIANO DE MENEZES, ADRIANA ALCANTARA DE PAULA, AGOSTINHO JOSE FAZ BULHA SIMOES, WILMAR KLEEMANN, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, DUNHAM INTERNATIONAL STOCK FUND, DENELSON URBANO DA SILVA, BAPTIST HEALTH SOUTH FLORIDA, INC., COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA, STATE STREET SCREENED MSCI ACWI MINIMUM VOLATILITY, LUIS FELIPE VENTURA CAMARGO LEAL, WANDERLEY PRADO DE CARVALHO, LUIZ VICENTE FRANCO, JPM EMERGING MARKETS ESG EQUITY FUND, DANIEL FERRARI BARBOSA, FIDELITY COVINGTON TRUST: FIDELITY ENHANCED EMERGI, PHILADELPHIA GAS WORKS PENSION PLAN, RODRIGO FRANGE MIZIARA MUSSI, RUBENS APARECIDO MINGOSSI, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, ALEX ROQUE GIORDAN, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, VAGNER NUNES BOLONINI, LUCAS DA LUZ, RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION, ROBSON GONCALVES MARIANO, ALLIANZ GLOBAL INVESTORS GMBH AGINDO EM NOME DE CBP GROWTH, INDUSTRIENS PENSIONFORSIKRING, CHEVRON UK PENSION PLAN, NOW: PENSION TRUSTEE LIMITED IN ITS CAPACITY AS TR, JOSE AFONSO MARTINS DE ASSIS, GAM STAR FUND PLC, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, JOSE ABELARDO VENANCIO VERCOSA, ASSET MANAGEMENT EXCHANGE UCITS CCF, BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND, BLACKROCK BALANCED CAPITAL FUND, INC., EDUARDO FARINA, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, JOAO PAULO DE OLIVEIRA NORA, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, CUSTODY B. OF J. LTD. RE: SMTB G. I. M. F., PACIFIC CAPITAL UCITS FUNDS PLC, ANTONIO CIAMPI MARANGON, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, STICHTING PENSIOENFONDS WERK EN (RE)INTEGRATIE, EMERGING MARKETS EQUITY INCOME FUND, ERIE INSURANCE EXCHANGE, GREATBANC COLLECTIVE INVESTMENT TRUST IV, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST, INVESCO EMERGING MARKETS CLASS, EMERGING MARKETS EQUITY SELECT ETF, ROGER DE OLIVEIRA SANTOS, CITITRUST LIMITED AS T OF A F S A MODERATE GROWTH FUND, HANDELSBANKEN TILLVAXTMARKNAD TEMA, COMMINGLED P T F (EM M E) OF JP M CHASE BANK, GABRIEL COSSARE BRAGION, GUSTAVO DANIEL MARCHINI, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, BLACKROCK GLOBAL INDEX FUNDS, GABRIEL SATO DA SILVA, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, ISHARES V PUBLIC LIMITED COMPANY, ROBERTO DE ARAUJO, STICHTING AHOLD DELHAIZE PENSIOEN, EGUIMAR SIMOES VOGADO, COMMINGLED PENSION TRUST FUND (GLOBAL ALL COUNTRY RESEARCH E, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, STOREBRAND EMERGING MARKETS, JUNIOR FERNANDES DA SILVA, CARLOS QUEIROZ, RONNE PETERSON DE FARIA OLIVEIRA, JOSE CARLOS MENDES RODRIGUES, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MTBJ400076142, LIANA HAYGERT PITHAN, STATE OF NEW MEXICO STATE INV. COUNCIL, JANAINA HENRIQUE TAVARES, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, HENRIQUE RODRIGUES CHAVES PEREIRA FERRI, CUSTODY BANK OF JAPAN, LTD. AS TR F E EQUITY D IN PL F (PPF), DAVI RODRIGUES, LUCAS DE OLIVEIRA PINTO, AMERICAN HEART ASSOCIATION, INC., LUCAS HAUBERT, EMERGING MARKETS INDEX NON-LENDABLE FUND B, MARCOS SADER, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, MSCI ACWI EX-U.S. IMI INDEX FUND B2, PIETRO AUGUSTO RUY CERCHIARI, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, ISHARES MSCI EMERGING MARKETS ETF, MULTI STYLE MULTI MANAGER FUNDS PLC, RENAN MATHEUS DE CARVALHO COTRIM SILVA, INVESCO OPPENHEIMER DEVELOPING MARKETS FUND, QUILTER I. E. MARKETS EQUITY G. F. A SUB FUND OF Q. I. OEIC, LUCIANO SOUZA DIAS, BRANDES EMERGING MARKETS VALUE FUND, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, MORGAN STANLEY INVESTMENT FUNDS EMERGING MK EQUITY FUND, FACTORY MUTUAL INSURANCE COMPANY, TRINITY COLLEGE CAMBRIDGE, RUSSELL INVESTMENTS CANADIAN DIVIDEND POOL, ROBERTO GLICERIO CABRAL JUNIOR, THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, RAFAEL FABIANO PALMA, AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, WM POOL - EQUITIES TRUST NO 74, CUSTODY BANK OF JAPAN, LTD. AS TR F E M E IN P M FUND, PEOPLE S BANK OF CHINA, PAULO CESAR CASONATO ROQUE, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, MAURICIO RODRIGUES CHAGAS, DANIEL FERRAZ MODESTO E SILVA, SWISSCANTO F. AG A. B. OF S. S. E. M. E. FUND, VY JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO, EDUARDO OLIVEIRA GOMES DA SILVA, MARIA CRISTINA HILARIO DA SILVA, MARCELO BONESSO, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, EDER ALMEIDA RAMOS DE JESUS, DUART MOREIRA DUART, MORGAN STANLEY PATHWAY FUNDS - EMERGING MARKETS EQUITY FUND, LAZARD GLOBAL ACTIVE FUNDS, PLC, ALISSON HENRIQUE MORAIS BRAZ, JOSE CARLOS NOGUEIRA, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, GENERAL ELECTRIC PENSION TRUST, YURI FERREIRA GOMES DIAS, ROBINSON LUIZ SEGALA, ICARO SILVA FERREIRA DE SANTANA, KAIO COSTA DE OLIVEIRA, BNP PARIBAS EASY MSCI ACWI SRI S - SERIES PAB 5% CAPPED UCIT, ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L, HENRIQUE DE MENEZES DOS SANTOS, LEANDRO DOS SANTOS BANDEIRA, INVESCO EMERGING MARKETS FUND (CAN), WLAMIR RECHE, AI BALANCED PENSION FUND, DWS INVESTMENT GMBH RE DEAM-FONDS BBR 1, RICHARD HEMING DA SILVA, CELSO KATSUMI KONDO, USAA INTERNATIONAL FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, MARCELO AUGUSTO DE QUEIROZ, DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C, UI BVK KAPITALVERWALTUN. 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ITS TREASURER, MARILDA COSTA GOMES, NORGES BANK, DENIS CASSIO RIBEIRO, RUSSEL INVESTIMENT FUNDS NON.US. FUND, CUST. B. O. J. LTD. A. T. F. R. B. L. A. T. F. J. G. D. M. 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F., STICHTING PENSIOENFONDS PGB, LEANDRO MASSAHARU PICCINI, PGIM FUNDS PUBLIC LIMITED COMPANY, RODRIGO MARCIO PEREIRA CARDOZO, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, MIRIAN GUIMARAES SANTOS, LUCAS YUJI YAMADA, GUILHERME HENRIQUE BOETTCHER, ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED), M&G FUNDS 1 BLACKROCK EMERGING MARKETS EQUITY FUND, EDEMILSON PROFETA DOS SANTOS, CLAUDIO ROBERTO ROMANELI, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, SPDR SP EMERGING MARKETS ETF, JEFFREY LLC, LSV GLOBAL MANAGED VOLATILITY FUND, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, JOSE CARLOS GALVAO, MARCELO DE OLIVEIRA ROSA, AQR LEELANAU FUND, L.P., PHOENIX U T M L R P A S INDEX EMERGING MARKET EQUITY FUND, EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR, WALISSON PIRES RODRIGUES MIRANDA, EATON VANCE MANAGEMENT, MARCOS GONCALVES DA SILVA, AMSELECT - JP MORGAN GLOBAL EQUITY EMERGING, JOSE MANUEL PINHEIRO BARRADAS, DANIEL JOSE SILVA, MARCELO GARCIA DO COUTO, DELA NATURA- EN LEVENSVERZEKERINGEN N.V., PEDRO FUCHTER NETO, JOAO PAULO DA CRUZ BRITTO, THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, ALPHA ADVANTAGE GLOBAL EX USA DIVERSIFIED FACTOR FUND, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, CILENE GUEDES, SPDR SP EMERGING MARKETS FUND, ALLIANZ ACTIONS EMERGENTES, ANDRE RODRIGUES DOS SANTOS, LEANDRO FORTES REY, MSCI ACWI MINIMUM VOLATILITY INDEX FUND B, WINSTON JENNING CHEN, ATB EMERGING MARKETS EQUITY FUND, ANA KATIA DO NASCIMENTO COSTA, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, NICODEMOS TELES DE PONTES NETO, LUIS FERNANDO DE FARIA SANTOS, ARROWSTREET US GROUP TRUST, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, VALDIR TOMAZ KNUPP, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ROYAL LONDON EQUITY FUNDS ICVC, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, FABIO BRUNO MARIZ DE FARIA, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, MARIA LUCIA DE OLIVEIRA, FABIO CLERICI, OMAR AHMAD YUSSUF DE OLIVEIRA, VITOR HUGO BITTENCOURT DA SILVA, 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, VINICIUS ESPOSITO DE SOUZA CECILIO, THOMAS ALEXANDER SEABRA SALES CHRISTENSEN, ANDRA AP-FONDEN, MOBIUS LIFE LIMITED, GOLDMAN SACHS PARAPLUFONDS 1 N.V., IVAN VITORINO DE OLIVEIRA, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, ALEX SANTOS DE QUADROS, COLONIAL FIRST STATE GLOBAL SHARE FUND 22, SERGIO LUIS NOGUEIRA PESCIOTTA, HARTFORD MULTIFACTOR EMERGING MARKETS ETF, GOLDMAN SACHS ETF TRUST II - GOLDMAN SACHS MARKETB, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, MARCO LUCAS SINATO, ARROWSTREET (DELAWARE) CUSTOM ALPHA EXTENSION FUND, UNISUPER, ALASKA COMMON TRUST FUND, RAPHAEL ESTUPINHAM ARAUJO, VANGUARD EMERGING MARKETS STOCK INDEX FUND, BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, FORD MOTOR CO DEFINED BENEF MASTER TRUST, GABRIEL SOUZA CARVALHO, FERNANDO MANUEL DA CUNHA MELO SILVA RANGEL, WILMINGTON TRUST RETIREMENT AND INST S C COLLECTIVE I TRUST, MARCOS ALBERTO FERNANDES JUNIOR, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, VANGUARD ESG INTERNATIONAL, DIVINA LUZ ALEXANDRE, LUIZ CLAUDIO GALANTE, THE BOARD OF THE PENSION PROTECTION FUND, ALAN DA ROCHA VIEIRA, AQUARIUS INTERNATIONAL FUND, JOSIAS DA SILVA CAMPOS, FELIPE AUGUSTO MACHADO CORREA, BURROUGHS WELLCOME FUND, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, EMERSON BENFICA, CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND, NORTHERN TRUST COMMON EMER MAR INDEX FUN NON LENDING, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021536, AXA IM ETF ICAV, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, NATIONAL PENSION INSURANCE FUND, GAM MULTISTOCK, LEONARDO DO NASCIMENTO SILVA, CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD, THRIFT SAVINGS PLAN, MORGAN STANLEY INST FD INC EM MKTS PORTFOLIO, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, PABLO SANDIN AMARAL, ALEX SANCHEZ DE OLIVEIRA, FABRICIO YOSHIO TAKIZAWA YONEYAMA, INTERNATIONAL MONETARY FUND, COLONIAL FIRST STATE GLOBAL SHARE FUND 17, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SEI INST INVEST TR WORLD EQ EX-US FUND, JOAO FRANCISCO DE OLIVEIRA, VALDIR AFONSO DA SILVA JUNIOR, MARIA NATIVIDADE XAVIER BRONS, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, GILBERTO MARTINS DOS NASCIMENTO, VICTORY MARKET NEUTRAL INCOME FUND, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, MERCER UNHEDGED OVERSEAS SHARES TRUST, TIAGO ARANHA LOBO, ABRDN OEIC VI-ABRDN EMERGING MARKETS EQUITY ENHANCED INDEX F, SEI INST INT TRUST EM MKTS EQUITY FUND, EURIZON CAPITAL S.A., MARCOS DA SILVA BORRACHA, ALVARO LUIS LOBATO DE BARROS SILVA, ADALBERTO DOS SANTOS SILVA, PAULO CESAR DE GOES SIQUEIRA, ARROWSTREET (CANADA) INTERNATIONAL DEVELOPED MARKE, ANTONIO ARNALDO BELAZ, VANDERLEY TESTA, VANDER LUIZ PROENCA DA SILVA, JOAO CARLOS VARGAS FONSECA, ANTONIO JOSE FERREIRA ABBOUD, SEI SELECT EMERGING MARKETS EQUITY ETF, ARROWSTREET EMK ALPHA EXTENSION FUND L.P., MARCELO PINTO GONCALVES, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, MAICON ALEGRI, AVIVA LIFE PENSIONS UK LIMITED, MAURO LUIZ FREIRE CORRALES, COLLEGE RETIREMENT EQUITIES FUND, MUANG THAI LIFE ASSURANCE PUBLIC COMPANY LIMITED, CARLOS FONSECA AVILA, EMPLOYEES RET. SYST. OF THE CITY MILWAUKEE, MORGAN STANLEY INV MAN EMERG MKTS TRUST, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, EDUARDO ROGERIO DE FARIA, ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN), CONRADO ALCESTE MONTINERI JUNIOR, COMMONWEALTH SUPERANNUATION CORPORATION, MACQUARIE MULTI-FACTOR FUND, HENRIQUE AUGUSTO DE OLIVEIRA MOTA, SEBASTIAO DE SOUSA ALMEIDA, RAFAEL PASSOS GAGNO, JULIO CESAR BASTOS FERNANDES, JOSE JORGE GONCALVES NETO, GOLDMAN SACHS BEWAARSTICHTING I, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, ISHARES MSCI ACWI EX U.S. ETF, AMAURI FERNANDES MACHADO, ELIEZER RODRIGUES DA SILVA, DENIS AUGUSTO OLIVEIRA DA SILVA, WELLINGTON DA SILVA ALMEIDA, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS H AND W FUND, WASHINGTON STATE INVESTMENT BOARD, MARCIO FERNANDES DE OLIVEIRA, JOAO CARLOS BECA, MARCIA CHRISTINA OLIVA VILLELA, TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, THE CALIFORNIA ENDOWMENT, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, TD EMERALD EMERGING MARKETS INDEX POOLED FUND TRUS, BRUNO OLIVEIRA DE ALCANTARA, LUCIANO ALBERTO GOMES DA SILVA, VINICIUS MELLO DO LIVRAMENTO, BNP PARIBAS FUNDS BRAZIL EQUITY, DRIEHAUS EMERGING MARKETS FUND, L.P., ANDREY MATOS DA SILVA, CIBC EMERGING MARKETS EQUITY INDEX ETF, ARROWSTREET CLARENDON TRUST FUND, DANIEL BATTAGLIA, S. F. AG O. B. O. S. (CH) I. F. V. S. (CH) I. E. F. E. M. R, RONAN MARCELO MARTINS, JORGE ALBERTO DOS SANTOS HADAD, ALUISIO MENDES DA ROCHA FILHO, JULIANA VICEDOMINI GONCALVES YOSHIDA, HANDELSBANKEN GLOBAL INDEX CRITERIA, THE 2023 ETF SERIES TRUST - PACIFIC NOS GLOBAL EM, ARNOLDO PANCHENIAK FILHO, CESAR FERNANDES DA SILVA, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, PIMCO FUNDS GLOBAL INVESTORS SERIES PLC, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, MARCELO CAVALCANTI BASTOS, JOCIMAR SARTORI, ALEX SANDRO RIBEIRO, MANAGED PENSION FUNDS LIMITED, DEILTON FERNANDES MARTINS, LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO, MARIA DE DEUS DA SILVA CARVALHO, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, MATEUS PRINCE ANTUNES, LEONES GONCALVES DE MELO ROSA, VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F, GUILHERME LAGE BELLO, LUIZ CLAUDIO MOREIRA DA CRUZ, CHRISTIANO GUIMARAES LIMA ARAUJO, STATE STREET M BRAZIL I N L COMMON TRUST FUND, SUNAMERICA SERIES TRUST SA JPMORGAN EMERGING MARKETS PORTFOL, ALEXANDRE SANTOS MELOTTI, DARIO VICTOR LABBATE, JORGE BARRETO DE ARAGAO, DIEGO MARTINS GUEDES, JOSIVALDO JOSE DOS ANJOS, EMANUELA PAQUINI DORIGUETTI STURIAO, DWS INVESTMENT S.A. FOR ARERO - DER WELTFONDS, ALLIANZ GLOBAL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS V, ROBERTO RAMBERGER JUNIOR, ACADIAN EMEMRGING MARKETS EQUITY FUND, NAYRON ROSA PEDROSO, HARTFORD GLOBAL IMPACT FUND, DIEGO SCHRODER DA SILVA, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), COLONIAL FIRST STATE INVESTMENT FUND 50, FEDERATED HERMES GLOBAL ALLOCATION FUND, GLAUBER SANDI MARTINS, DIVERSIFIED GLOBAL SHARE TRUST, ROMULO BORGES PIMENTEL, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, OSWALDO DIAS LEITE JUNIOR, MATHEUS DE AZEVEDO BOURGUIGNON, 1895 FONDS FGR, LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND, DENILSON DONOLATO, SALT RIVER PIMA-MARICOPA INDIAN C, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, INVESCO SP EMERGING MARKETS MOMENTUM ETF, FABIO CAMPIONI, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE, LUCIANO ZANDONA, STICHTING PHILIPS PENSIOENFONDS, SAS TRUSTEE CORPORATION POOLED FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, BRANDES INVESTMENT PARTNERS, L.P., EVANDRO SPADER, MINEWORKERS PENSION SCHEME, NORTHERN TRUST UCITS FGR FUND, ANDERSON FRANCO DA SILVA, CRISTIANO DE MIRANDA SOUZA, BRUNO SANTANA TUSANI, COLONIAL FIRST STATE EMERGING MARKETS FUND 2, LUCIANA NICODEMOS DE FRANCA, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, BIMCOR GLOBAL EQUITY POOLED FUND, FABIO DESTEFANO DE SOUZA LEITE, ILLINOIS MUNICIPAL RETIREMENT FUND, THE MASTER TRUST BANK OF JAPAN LTD. AS TR OF MTBJ400021579, ADMIR TADEU ROSSINI, WAGNER DA SILVA AZEVEDO, STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV, ARROWSTREET INTERNATIONAL EQUITY - EAFE ALPHA EXTENSION FUND, DAVID BONANNO LEANDRO, EMERGING MARKETS INDEX NON-LENDABLE FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, ISHARES VI PUBLIC LIMITED COMPANY, THRIVENT INTERNATIONAL ALLOCATION FUND, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, MAURI WOORD, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, RODRIGO DELBEM, CUSTODY B.O.J,L..AS.T.F.S.E.E.INDEX MOTHER FUND, NIRALDO RODRIGUES MATOS DA SILVA, GEORGETTE ANDREA KLUTHWOSKI, SCHRODER PENSION MANAGEMENT LIMITED, ALASKA PERMANENT FUND, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, LEGAL GENERAL U. ETF P. LIMITED COMPANY, VICTORIAN FUNDS MAN C A T F V E M T, MARCELO SIQUEIRA BOAVISTA, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, MISSOURI EDUCATION PENSION TRUST, VIRGINIA RETIREMENT SYSTEM, DIEGO NUNES PAIM, PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI, RICARDO FELISBERTO DE LEMOS, MINISTRY OF ECONOMY AND FINANCE, REASSURE LIMITED, AQR FUNDS - AQR TM EMERGING MULTI-STYLE FUND, RODRIGO DOS SANTOS DAMASCENO, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, OLAVO AUGUSTO GOMES LINHARES, SIDNEI LOPES DA COSTA, UNIVERSAL-INVESTMENT-GE. MBH ON B. OF LVUI EQ. EM. MKTS, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, MARCELLO RODRIGUES DE MELLO, RAFAEL RODRIGUES LIMA, FELIPE TOZIM DEMITI, LUCAS OSORIO E CASTRO PORTES, CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN, CARESUPER, FERNANDO QUEIROZ SANTA MARTA, ARERO - DER WELTFONDS -NACHHALTIG, LUIS DE MORISSON FARIA, FERNANDO CLIVATTI PECCHIO, DENIS MAZETTI BRAGANÇA, FABIO MOREIRA SANTIAGO, UTIMCO SP II LLC, INVESCO RAFI EMERGING MARKETS ETF, EMERSON OLIVEIRA DOS SANTOS, IPAC A.M. L.AS R. E. FOR F. D. E. M. S. FD, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, BRIGHTER SUPER, LUIS MARIN JUNIOR, JORGE LUIZ VENDRAMINI, FIDELITY INVESTMENTS MONEY MANAGEMENT INC, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, MARIA JACILEIDE DE LIRA, KAIQUE CARDOSO DE AGUILAR, LAZARD/WILMINGTON EMERGING MARKETS EQUITY ADVANTAG, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, MIGUEL MIRANDA RIBEIRO, JPMORGAN FUNDS, COMMINGLED PENSION TRUST FUND (GL EMERGING MKT OPP) OF JPM, CARLOS ALBERTO BATISTA DA SILVA, JNL EMERGING MARKETS INDEX FUND, FELIPE OHANESIAN SILVA, ANDERSSON CHRYSTYAN FARIAS ACIOLI, ARROWSTREET EMERGING MARKET TRUST FUND, LUIZ CARLOS BRAZ GUADAGNINE, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, ASTOR VALTER FRITZEN, PIMCO BERMUDA DYNAMIC MULTI-ASSET STRATEGY FUND, RODRIGO PIRES MEIRA, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLES E M E, RAPHAEL CUNHA BARBOZA, CARLOS EDUARDO SANTOS DE SOUZA, ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU, COMMINGLED PEN TR FD (ACTIVEBUILDERS EM MKTS EQ) OF JPMCB NA, RAILWAYS PENSION TRUSTEE COMPANY LIMITED, POTI LUIZ DE FREIRE LIRA, GIOVANNI FILIPE LEONEL OLIVEIRA, ACCIDENT COMPENSATION CORPORATION, NATIONAL EMPLOYMENT SAVINGS TRUST, VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E, ISHARES MSCI ACWI LOW CARBON TARGET ETF, ADILSON KANEHIRA, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, RUSSEL EMERGING MARKETS EQUITY POOL, CARLOS EUGENIO GONCALVES BUTZE, WELISSON MARTINS BARBOSA FERRAZ, AQR INNOVATION FUND, L.P., ALL COUNTRY EX US EQUITY MARKET SUBTRUST OF DFA GR, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND II, HOSTPLUS POOLED SUPERANNUATION TRUST, BLACKROCK ADVANTAGE E. M. FUND OF BLACKROCK FUNDS, BMO MSCI EMERGING MARKETS INDEX ETF, AUDREI STEMPINHAKI DOS SANTOS, STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F., EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, MARCIO ROGERIO DANIEL, MORGAN STANLEY INVEST FDS CALVERT SUST EMER MKTS EQ SEL FD, GILSON MORAIS LOPES, NATIONAL ELEVATOR INDUSTRY PENSION PLAN, MARCELO DE BORBA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, SCHRODER INTERNATIONAL SELECTION FUND, VALDECI JOAO DAROSSI, VALIC COMPANY I - EMERGING ECONOMIES FUND, EVALCIR ANTONIO MARQUES DAS CHAGAS, JORGE HENRIQUE FONTES FERNANDES, ARROWSTREET CLARENDON TRUST FUND, PACER EMERGING MARKETS CASH COWS 100 ETF, STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, HEXAVEST EMERGING MARKETS FUND, KLEBER RAINIER AMARAL DE LIMA, RAFAEL LEITE VARELA, LUCAS DE SOUSA COELHO, PUBLIC TRUST AS TRUSTEE FOR AMP WHOLESALE E MARKETS FUND, ROGERIO GONCALVES BRESSAR, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, NICOLAS RIBEIRO DE LELIS, ALLEF FRANCISCO DOS PRASERES, STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, FEDERATED HERMES INTERNATIONAL STRATEGIC VALUE DIVIDEND FUND, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, COLONIAL FIRST STATE EMERGING MARKETS FUND 4, MERCER DIOCESE OF BROOKLYN GROWTH STRATEGY, APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, THE METHODIST HOSPITAL, HELDER DA SILVA GUIMARAES, MARIO TELHADO PEREIRA, CLAUDIO C AGUIAR, LUIZ ANTONIO DE SOUZA, ALEX GAZOLI RICOBOM, BLACKROCK LIFE LIMITED, UPMC HEALTH SYSTEM BASIC RETIREMENT PLAN, ERCILIO BACK, ZENON MITSUSHIGUE KIMOTO, MATEUS HENRIQUE NERY DE SANTANA, J P MORGAN INVESTMENT FUNDS, VALDEMAR NASPOLINI FILHO, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, STANLIB FUNDS LIMITED, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, ANTONIO MARIA CLARE DE ALMEIDA, VIRTUS PARTNERS, INC., KLEBER MARINHO CARDOZO, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, JOSE AUGUSTO SANCHES DE ALMEIDA RIOS, AGUSTIN JOSE LOMBARDI, ABRDN OEIC II-ABRDN EMERGING MARKETS INCOME EQUITY FUND, LAURA KLEMZ GUERRERO, WILLIAM PERSCH, GLOBAL EQUITY ACTIVE ETF, HSBC INDEX TRACKER INVEST. FUNDS FTSE ALL WORLD INDEX FUND, MARISA AMBROSIO GARCIA, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, DOUGLAS AMORIM MIRANDA, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, WAGNER MARCIO BERNARDES, THE HARTFORD INTERNATIONAL VALUE FUND, GLOBAL ALPHA TILTS ESG NON-LENDABLE FUND B, SWISS FONDS AG, FAOBO SWC (CH) IND FD I - SWC CH I EQ F E MK, JNL/JPMORGAN GLOBAL ALLOCATION FUND, TELSTRA SUPER PTY LTD T TELSTRA S SHEME, MARCELO COELHO DOS SANTOS, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, JOSE LEONCIO DIAS DA COSTA, IGOR JASMIM DA NOBREGA, ARROWSTREET (DELAWARE) L/S FUND L.P., NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND, TEACHERS RETIREMENT ALLOWANCES, PACIFIC CAPITAL FUNDS LLC, FLAVIO BONINI FAIAO, ALTAMIR SANTOS FILHO, FABIO RIBEIRO PIZZO, APPLE 401(K) PLAN, GLOBAL MANAGED VOLATILITY FUND, STICHTING PENSIOENFDSVOOR DE WONINGCORPOR., NATWEST TRUSTEE AND DEPOSITARY S L A T OF ST J P G E U TRUST, GODFOND SVERIGE VARLDEN, PARAMETRIC EMERGING MARKETS FUND, BNP PARIBAS EASY MSCI EMERGING ESG FILTERED MIN TE, WESLEY TADEU SOUZA, LUCAS LACERDA MADEIRA, INVESCO FUNDS, THIAGO VIEIRA HENRIQUE, BLACKROCK DEFENSIVE ADVANTAGE EMERGING MARKETS FUN, FOREIGN E COLONIAL INVESTMENT TRUST PLC, JOAO PAULO FRAGOSO DE OLIVEIRA, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, PUBLIC SECTOR PENSION INVESTMENT BOARD, THRIVENT PARTNER EMERGING MARKETS EQUITY PORTFOLIO, OFFSHORE EMERGING MARKETS FUND, BLACKROCK MSCI ACWI MINIMUM VOLATILITY INDEX FUND, MARCELO INACIO DA SILVA, RODRIGO LAFORGA RODRIGUES PEREIRA, ROGERIO DE ARAUJO TEIXEIRA, CITY OF NEW YORK GROUP TRUST, FELIPE DE ANDRADE ASSME, JOSE ROBERTO RODRIGUES JUNIOR, WILLIAN OLIVEIRA DA SILVA SANTOS, MARCIO GUILHERME MORAES DA COSTA, FABRICIO DA COSTA BARCELOS, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, LEMANIA GLOBAL EQUITY, SSGA SPDR ETFS EUROPE I PLC, RODRIGO ESTANISLAU, INVESCO SP EMERGING MARKETS LOW VOLATILITY ETF, VERDIPAPIRFONDET KLP AKSJEFREMVOKSENDE MARKEDER ME, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, WANDERLEY WESLEY SHOUGA MENDES, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, IMCO EMERGING MARKETS PUBLIC EQUITY LP, FISHER ASSET MANAGEMENT, LLC, DRIEHAUS EMERGING MARKETS EX-CHINA EQUITY FUND, L., FERNANDO BALTAZAR GONCALVES, ANTONIO LUIZ DE SAMPAIO, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, MONICA FERREIRA CASSINI TRIGO, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, QSMA1 LLC, BLACKROCK BALANCED CAPITAL PORTFOLIO OF BLACKROCK SERIES FUN, SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, EMERSON TREFIGLIO DE SOUZA MARTINS, LUIZ AUGUSTO IVO METZKER, LUIS MARIO MIELE POL FERNANDES, ABRDN EMERGING OPPORTUNITIES FUND, STEPHEN TETTEH GLOVER, JPMORGAN GLOBAL ALLOCATION FUND, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, HSBC BANK PLC AS TRUSTEE FOR PUTM ACS EMERGING MARKETS FUND, ALEXANDRE HEES DE NEGREIROS, ARROWSTREET (DELAWARE) ALPHA EXTENSION FUND L.P., JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, LILIAN SIMOES PINTO MOTTA DA SILVA, DRIEHAUS EMERGING MARKETS GROWTH FUND, ISHARES ESG ADVANCED MSCI EM ETF, BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CRISTINA MARA SILVA, THE MONETARY AUTHORITY OF SINGAPORE, STATE OF WYOMING, RUSSEL OVERSEAS EQUITY POOL, LUCAS EMANUEL ALVES FERREIRA, BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND, VINICIUS CAMPOS SCRITTORE, THE NEW ZEALAND GUARDIAN TRUST COMPANY LIMITED IN ITS CAPAC, SCHRODER EMERGING MARKETS VALUE FUND, OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM, MARCEU LUIZ SILVA SOUZA, FABIO FERREIRA DE SOUZA MARZIONNA, UNIVERSAL-INVESTMENT-GESELLSCHAFT MBH ON BEHALF OF UI-S, ALEXANDRE CEZARIO PEREIRA, JPMORGAN FUNDS LATIN AMERICA EQUITY FUND, GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF, KATIA HELENA GONCALVES SIQUEIRA, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, ROBERTO AFFONSO DE FARIAS, DESJARDINS EMERGING MARKETS EQUITY INDEX ETF, MERCER EMERGING MARKETS SHARES FUND, IVAN DANTAS PROKOPCZYK, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, FAM SERIES UCITS ICAV - EMERGING MARKETS EQUITY FAM FUND, SERGIO GERALDO LOPES, ANTONIO HILDENBERG SOARES DE OLIVEIRA FILHO, MARNEI JARDIM DOS SANTOS, BLACKROCK INSTITUTIONAL POOLED FUNDS PLC, WESLEI GUADALUPE DE SOUZA, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, KEITH CHRISTIAN MIKI, WM POOL - GLOBAL EQUITIESTRUST N 6, ROGERIO YUKIO ETO, SAN DIEGO CITY EMPLOYEES RETIREMENT SYSTEM, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND, VOYA VACS INDEX SERIES EM PORTFOLIO, JOELSON DIAS CROZOE, SERGIO ROBERTO DA SILVA, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, ARMANDO BENTO LAMAS, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, MORGAN STANLEY VARIABLE I.F. INC, E. M. EQUITY PORTFOLIO, STATE STREET ICAV, STATE STREET IRELAND UNIT TRUST, LUCAS GENTIL MENEGATTI, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, ADELITO BORBA FARIAS, EMPOWER EMERGING MARKETS EQUITY FUND, GABRIEL CAIO NERY DOS REIS, GILBERTO SOUZA ALFONSIN, CHRISTIAN RICARDO ROHR, JULIANA GREGORIO MARIANO, ISHARES MSCI BRAZIL ETF, HSBC ETFS PLC - HSBC PLUS EMERGING MARKETS EQUITY INCOME QUA, ARROWSTREET GLOBAL EQUITY - ALPHA EXTENSION FUND, BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, DIMAS TOSTES DE OLIVEIRA, BRUNO SOUZA DIAS, MARCELO ABRAHAO CASSINI, ROCHE U.S. RETIREMENT PLANS MASTER TRUST, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, METALLRENTE FONDS PORTFOLIO, ELISE MARA COUTO DA FROTA, HEXAVEST SYSTEMATIC ESG EMERGING MARKETS EQUITY FU, MARCOS ALVINO SILVA NETO, BUREAU OF LABOR FUNDS - LABOR PENSION FUND, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, TU CHUN SHIH, DOUGLAS MARCOS ROMAGNOLI, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, LUIS MAURICIO BESSA SCARTEZINI, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, ADRIELE FIRME, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, BRANDES INVESTMENT TRUST - BRANDES INT EQUITY FUND, THE EMERGING M.S. OF THE DFA I.T.CO., GLOBAL TRUST COMP FBO AQR COLLEC INV TRUST-AQR E E C I FUND, OAKLAND POLICE FIRE RET SYSTEM, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, AI BALANCED LIFE FUND, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, LUIS ROBERTO TEIXEIRA DA SILVA, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, TEXAS MUNICIPAL RETIREMENT SYSTEM, FT WILSHIRE GLOBAL LARGE MINIMUM VARIANCE INDEX FUND, RODRIGO KREISS, GLOBAL ALL CAP ALPHA TILTS FUND, ALBERTO PIZZOLATTI REMOR, FREDERICO LUIZ FERNANDES MARCELINO, MARCOS GABRIEL CHAGAS LIMA, MARCIO MENDES, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, THAYSE BARBOSA SILVA, TIAGO CARVALHO DANTAS, NORTHERN TRUST COMMON ALL COUNTRY WORLD EX-US INVESTABLE MAR, BLK MAGI FUND, EDSON TAKEBAYASHI, FRANCISCO JOSE LOPES AFONSO, WM POOL - EQUITIES TRUST NO. 75, SANDREIA LOPES DE CARVALHO, MARCELO DOS SANTOS SILVA, LUIZ ALBERTO MERIZ, ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF, FERNANDO LUIZ PICCININ, ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND, CLAUDIO FONSECA MACHADO DOS SANTOS, MARCO AURELIO VALLE DA COSTA, BRITISH COAL STAFF SUPERANNUATION SCHEME, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, INTERNATIONAL DEVELOPED EQUITY ACTIVE ETF, ARROWSTREET ACWI ALPHA EXTENSION COMMON VALUES TRU, ARROWSTREET ACWI EX US ALPHA ESTENSION TRUST FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, GUSTAVO ALBERTO FONSECA TEIXEIRA, ANDRE LUIZ CABRAL CALDAS, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, ALEXANDRE HIROYUKI ISHIGAKI, FUTURE FUND BOARD OF GUARDIANS, NEW ZEALAND SUPERANNUATION FUND, MARCELO JOSE ATAIDES DOS REIS, JONATAN DANIEL BIJOU, CAIXABANK MASTER RENTA VARIABLE EMERGENTE ADVISED, RUTGERS, THE STATE UNIVERSITY, EUROPEAN CENTRAL BANK, FERNANDO DE ALMEIDA, AVIVA INVESTORS FUNDS ACS - AVIVA INVESTORS EMERGING MARKET, LAERTE LOPES RAMOS, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, THE PUBLIC INSTITUITION FOR SOCIAL SECURITY, ROBERTO NEGRAO SOARES, LOCAL AUTHORITIES SUPERANNUATION FUND, EVERSON DELFINO DE MOURA, ALICE BARBOSA FRAGA COSTA, CARLOS AZIZ, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VIDENT INTERNATIONAL EQUITY FUND - WI, RAIMUNDO NONATO DE SIQUEIRA JUNIOR, NEUBERGER BERMAN EUROPE HOLDINGS LLC, MERCER QIF FUND PLC, THE MASTER TRUST BANK OF JAPAN, LTD. AS T OF MUTB400021492, COLONIAL FIRST STATE GLOBAL SHARE FUND 16, VITOR MEDEIROS PACO, THIAGO BRUNI TAWIL, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, FRANKLIN LIBERTYSHARES ICAV, JORGE MARTINEZ MONGE, CARLOS ALBERTO ORLANDO, DARWIN TEIXEIRA DE NIGRO, MAURICIO RIBEIRO NUNES, ALESSANDRO COSTA DE OLIVEIRA, VOYA VACS SERIES EME FUND, EMPLOYEES RETIREMENT SYSTEM OF TEXAS, PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, MBB PUBLIC MARKETS I LLC, ISHARES PUBLIC LIMITED COMPANY, THIAGO TITO DE ANDRADE, CINTIA ZOYA NUNES, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, AMUNDI ETF ICAV - AMUNDI PRIME ALL COUNTRY WORLD UCITS ETF, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, FELIPE MIGUEL OLIVEIRA NOVAIS, FAGNER DA COSTA MENDES, INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, ISHARES III PUBLIC LIMITED COMPANY, VANGUARD FUNDS PUBLIC LIMITED COMPANY, RBC QUBE LOW VOLATILITY EMERGING MARKETS EQUITY FU, ISHARES MSCI ACWI ETF, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, CATARINA TEREZINHA BARRETO, AMAURI SHOSSEI KUDAKA, MARCIO ROBERTO BELAN, RENAN VINICIUS MADUREIRA MATHIAS, MARIO LIEVANA, UBS FUND MANAGEMENT (SWITZERLAND) AG ON BEHALF OF ZURICH INV, PEDRO PAULO SARACENI, FELIPE WERNER GALHARDO DA SILVA, ALVARO LEIS, JOSE ROBERTO FERREIRA MENDES, ROBSON REY VIANA DE REZENDE, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, WELLINGTON TRUST COMPANY N.A., JOSE LUIS MENEZES DE ALMEIDA, SCOTIA PRIVATE EMERGING MARKETS POOL, DANILO VIEIRA LOPES, EDUARDO ROTH DALCIN, WILSON MAN KIT LEU, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, LUAN LIMA MARCHI, MATEUS ALCIDES SUSIN ZANELLA, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, MARCIO DE CAMARGO BALDUINO, RUI DE ALMEIDA MARTINS, ISHARES IV PUBLIC LIMITED COMPANY, ROBERTO GONCALVES HARALAMBIE, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, EDUARDO DE ALVARENGA PAULA, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, VERIZON MASTER SAVINGS TRUST, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, PAULO DE TARSO COSTA, ACTIVE M INTERNATIONAL EQUITY FUND, XTRACKERS, ROGER VIEIRA HORVAT, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, RAFAEL DE TARSO SCHROEDER, ISHARES CORE MSCI EMERGING MARKETS ETF, AQR UCITS FUNDS, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, ANTONIO CESAR LEMOS DE BONIS, DANILO JEFFERSON FREIRE DE OLIVEIRA, MSCI EQUITY INDEX FUND B - BRAZIL, KLAUSS BRANDINI GERHARDT, JOSE FERNANDO NOGUEIRA, CRISTIANO AIRES PIMENTA, ARMANDO DE OLIVEIRA SCHUBACH, CARLOS ALBERTO PAES, THE INCUBATION FUND, LTD., WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, GOVERNMENT EMPLOYEES PENSION FUND, FABIO RODRIGUES SILVA DE SOUSA, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, JAN STEFAN LUNDBERG, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, CITIBANK N.A.

Those attending in person:

TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. TELEFÓNICA CHILE S.A. (POA Nathalia Pereira Leite)

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

TELEFÓNICA LATINOAMÉRICA HOLDING, S. L. TELEFÓNICA S.A. Represented by S3 Caceis Brasil Distribuidora de Títulos e Valores Mobiliários S.A. (POA Nathalia Pereira Leite)

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET US GROUP TRUST

FIDELITY COMMON CONTRACTUAL FUND II/FIDELITY GLOBAL EMERGING MARKETS EQUITY FUND

MONEDA LUXEMBOURG SICAV - LATIN AMERICA EQUITIES FUND

AMF AKTIEFOND TILLVAXTMARKNADER

Represented by Itaú Unibanco S.A.

(POA Christiano Marques de Godoy)

Other:

Stael Prata Silva Filho

Member of the Fiscal Board

Luciana Doria Wilson

Member of the Fiscal Board

Marcela Keika Prado Yamamoto

Representative of the Appraiser

Claudia Morenghi Baggio

Representative of the Appraiser

I hereby certify that this is a true copy of the minutes of the 61st Extraordinary Shareholders’ Meeting of Telefônica Brasil S.A., held on January 9, 2026, recorded in the appropriate book.

_______________________________________

Nathalia Pereira Leite

Meeting Secretary

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

Annex A

Final Summary Voting Map

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

1. To ratify, pursuant to Article 256, §1, of Law No. 6,404/76, the acquisition of (i) 24.99% (twenty-four point ninety-nine percent) of the shares and 1 (one) subscription bonus issued by Fibrasil Infraestrutura e Fibra Ótica S.A., a privately held corporation registered under CNPJ No. 36.619.747/0001-70, previously held by Caisse de dépôt et placement du Québec, and (ii) 25.01% (twenty-five point zero one percent) of the shares and 1 (one) subscription bonus issued by the Target Company, previously held by Fibre Brasil Participações S.A., under the terms of the Share Purchase Agreement signed on July 10, 2025, between, on one side, CDPQ and Fibre as sellers, and on the other, the Company as buyer, with the intervention and consent of Telefónica Infra, S.L. Unipersonal and Fibrasil (“Transaction”).

Common	Approve	Reject	Abstain
2,961,097,104	2,960,855,196	132,412	109,496

2. To ratify the appointment and hiring of the independent specialized firm Deloitte Touche Tohmatsu Consultores Ltda., a limited liability company headquartered in São Paulo, State of São Paulo, at Av. Dr. Chucri Zaidan, No. 1240, 4th to 12th floor – Golden Tower, ZIP Code 04711-130, registered under CNPJ No. 02.189.924/0001-03, by the Company’s management, to prepare the appraisal report of the Target Company as provided for in Article 256, §1, of the Brazilian Corporation Law.

Common	Approve	Reject	Abstain
2,961,097,104	2,960,954,131	60,840	82,133

3. To approve the Appraisal Report of Fibrasil Infraestrutura e Fibra Ótica S.A prepared by the Deloitte Touche Tohmatsu Consultores Ltda.

Common	Approve	Reject	Abstain
2,961,097,104	2,960,846,963	132,650	117,491

4. To authorize and ratify the actions taken by the Company’s management to carry out the Transaction.

Common	Approve	Reject	Abstain
2,961,097,104	2,960,839,104	129,021	128,979

5. To amend Article 2 of the Company’s Bylaws, which addresses the corporate purpose.

Common	Approve	Reject	Abstain
2,961,097,104	2,960,795,698	142,206	159,200

6. To amend the caput of Article 5 of the Company’s Bylaws, which addresses the share capital, to reflect the new number of shares into which the Company’s share capital is divided as a result of the cancellation of 34,740,770 (thirty-four million, seven hundred forty thousand, seven hundred seventy) common shares issued by the Company, held in treasury, as approved by the Company’s Board of Directors at a meeting held on July 24, 2025.

Common	Approve	Reject	Abstain
2,961,097,104	2,960,869,739	128,049	99,316

7.	To consolidate the Company’s Bylaws to reflect the amendments mentioned in items (5) and (6) of the Call Notice

Common	Approve	Reject	Abstain
2,961,097,104	2,960,871,662	130,084	95,358

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

Annex B

BYLAWS OF

TELEFÔNICA BRASIL S.A.

CHAPTER I - CHARACTERISTICS OF THE COMPANY

LEGAL REGIME

Art. 1 – Telefônica Brasil S.A. is a joint-stock company, governed by these Bylaws and other applicable legal provisions, with indefinite duration.

CORPORATE PURPOSE

Art. 2 - The Company’s purpose is to provide communications and telecommunications services, as well as to develop any and all activities necessary or useful for the execution of such services, including leasing, sharing, and assignment of infrastructure. Additionally, the Company may engage in the following activities:

a) The provision of value-added services, development, availability, distribution, and commercialization of digital services, as well as audio, video, image, text, and internet-based applications in any medium, including advertising and promotional materials;

b) The provision of integrated solutions, management, services, and consulting related to: (i) data centers, including hosting and colocation; (ii) storage, processing, and management of data, information, texts, images, videos, applications, and information systems and related services; (iii) connectivity, Internet of Things, information technology, networks, systems analysis and development, programming, configuration, and related services; (iv) information and communication security; (v) communications and telecommunications; (vi) electronic security systems related to theft, intrusion, fire, and others, surveillance, security, tracking, and remote or on-site monitoring; (vii) maintenance, repair, technical assistance, and IT support for any machines and equipment; (viii) artificial intelligence and blockchain; and (ix) data management intelligence (Big Data);

c) The development, licensing, and sublicensing of software, IT systems, and intellectual property rights of any nature;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

d) Retail and/or wholesale commercialization, leasing, or lending of goods, merchandise, equipment, and various materials, including but not limited to telecommunications equipment, telephones, electrical and electronic devices, IT systems and products, computers, technological accessories, including automotive accessories, spare parts, precision instruments, measuring devices, electronic and security sensors, food products (including coffee and similar specialties), books, newspapers, and magazines by any means;

e) Participation in the capital of other companies or entities of any nature, in Brazil or abroad, including consortia and associations, regardless of the activities carried out by such companies or entities;

f) Import and export of goods and services;

g) Management, consulting, design, or implementation of projects and provision of installation, engineering, and civil construction services, including plumbing, gas, electrical installations, and other works;

h) Provision of business intermediation services in general;

i) Provision of consulting services related to the Company’s activities;

j) Purchase and sale, collection, treatment, reconditioning, and recycling of electronic and electrical equipment in general, including recurring scrap, unusable scrap, and related non-hazardous scrap;

k) Leasing, subleasing, loan for use or assignment, under any title, of the right to use real estate owned by the Company or third parties, in whole or in part, for any purpose, including gatherings, shows, performing arts, and other artistic activities, directly or through third parties;

l) Provision of correspondent services in Brazil for banks and/or financial institutions and collection services in general; and

m) The performance of other related or similar activities, directly or indirectly, to those described in the preceding items.

PRINCIPAL PLACE OF BUSINESS

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

Art. 3 - The principal place of business of the Company is in the Capital City of the State of São Paulo, and the Company may create and extinguish, by decision of the Executive Office, branches, agencies and subsidiaries, offices, departments and representations, at any point of the Brazilian territory, as set forth in art. 20 (vii) of these Bylaws.

CHAPTER II - CAPITAL

AUTHORIZED CAPITAL

Art. 4 - The Company is authorized to increase its capital up to the limit of one billion, eight hundred and fifty million (1,850,000,000) common shares, and the Board of Directors is the body with authority to resolve on the increase and consequent issue of new shares, within the limit of the authorized capital.

Sole Paragraph - The shareholders shall have preemptive rights in the subscription of capital increase, at the proportion of the number of shares they have. By resolution of the Board of Directors, the preemptive right in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which is made upon sale in Stock Exchange or public subscription, exchange for shares in public offering to acquire control, pursuant to articles 257 and 263 of the Corporations Law, as well as enjoyment of tax incentives, pursuant to special legislation, may be excluded, as allowed by art. 172 of Law No. 6,404/76.

SUBSCRIBED CAPITAL

Art. 5 - The fully paid-up and subscribed capital is R$60,071,415,865.09 (sixty billion, seventy-one million, four hundred and fifteen thousand, eight hundred and sixty-five reais and nine centavos), divided into 3,226,546,622 (three billion, two hundred and twenty-six million, five hundred and forty-six thousand, six hundred and ninety-two) shares, all common, book-entry shares, without par value.

Sole Paragraph - The shares will be held in a deposit account in a financial institution in the name of their holders, without the issue of certificates.

CHAPTER III - SHARES

COMMON SHARES

Art. 6 - Each common share corresponds to one vote in the resolutions of the Shareholders’ General Meetings.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

CHAPTER IV - GENERAL MEETING

Art. 7 - The Shareholders’ General Meetings will be held: (i) ordinarily, once a year, in the first four (4) months after the closing of each fiscal year, pursuant to art. 132 of Law No. 6,404/76, and (ii) extraordinarily, whenever necessary, whether due to the corporate interests, or to the provisions of these Bylaws, or when the applicable legislation so requires.

Sole Paragraph - The Shareholders’ General Meetings will be called by the Board of Directors, being incumbent upon the Chairperson of said body to implement such act.

Art. 8 - The following shall be submitted to the previous approval of the Shareholders’ General Meeting: (i) the execution of agreements with related parties, the terms and conditions of which are more onerous to the Company than those usually adopted by the market in similar contracting, observing, in any case, the provisions of art. 117 of Law No. 6,404/76; and (ii) the execution of management service agreements, including technical assistance, with foreign entities related to the Company’s controlling shareholder.

Art. 9 - The Shareholders’ General Meetings will be chaired by the Chairperson of the Board of Directors, who shall indicate, among the attendees, the Secretary. In the absence of the Chairperson of the Board of Directors, the shareholders shall choose the chairperson and the secretary of the presiding board.

Sole Paragraph - In the situations of art. 136 of Law No. 6,404/76, the first call of the Shareholders’ General Meeting will be made at least thirty (30) days in advance, and at least ten (10) days in advance in second call.

Art. 10 - Only the shareholders the shares of which are registered in their names, at the appropriate book, up to seventy-two (72) hours before the date designated for the respective General Meeting may participate and vote in the General Meeting.

Paragraph 1 - The call notice may condition the attendance of the shareholder, in the General Meeting, to the submission, at the Company’s principal place of business, of the proof of their status of shareholder, issued by the Company itself or by the depositary institution of the Company’s shares, up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

Paragraph 2 - The call notice may also condition the representation of the shareholder by an attorney-in-fact, at the Meeting, to the submission of the respective power of

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

attorney at the Company’s principal place of business up to seventy-two (72) hours before the date scheduled for the Shareholders’ General Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 11 - The Management of the Company is incumbent upon the Board of Directors and the Executive Office, with the attributions granted by law and by these Bylaws. Its members will be elected for a term of three (3) years, reelection permitted, and they are exempted from offering a guarantee for the exercise of their functions.

Paragraph 1 - All members of the Board of Directors and of the Executive Office will take office upon the execution of the respective instruments, remaining in their respective positions until the effective investiture of their successors.

Paragraph 2 - The Shareholders’ General Meeting shall establish the global compensation of the Company’s managers, including the benefits of any nature and the representation allowances, and the Board of Directors has authority to distribute this compensation among their members and those of the Executive Office.

Paragraph 3 - The Shareholders’ General Meeting may assign to the managers a share in the Company’s profits, provided that the provisions of art. 152, paragraphs 1 and 2 of Law No. 6,404/76 are observed, as per the proposal submitted by the management.

Paragraph 4 - The Company and its controlling shareholder shall maintain, during the term of the concession and its extension, the effective existence, in the Brazilian territory, of the centers for resolution and implementation of the strategic, managerial and technical implementation involved in the compliance with the concession agreements in which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 12 - The Board of Directors shall be comprised of, at least, five (5) and at most seventeen (17) members, elected to and dismissed from the body by the general meeting, observing the provisions of the applicable legislation, including in this number the members elected by the minority shareholders, if any.

Sole Paragraph - The Board of Directors shall appoint, among its members, the Chairperson of the body, or its substitute, in case of vacancy. At the Board of Directors’ discretion, the Vice-Chairperson of the body may be appointed and/or dismissed.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

SUBSTITUTION

Art. 13 - In case of impediment or absence of the Chairperson of the Board of Directors, they will be replaced by the Vice-Chairperson, if any. In the absence of the Vice-Chairperson, the Chairperson will be substituted by another member of the Board indicated thereby.

Paragraph 1 - In case of impediment or absence of any other members of the Board of Directors, the impeded or absent Counselor shall indicate, in writing, their substitute, among the other members of the Board of Directors, to represent them or resolve on the meeting which they may not attend, pursuant to paragraph 3 of art. 17 of these Bylaws.

Paragraph 2 - The members of the Board of Directors that indicate representatives, as set forth in the previous paragraph, will be considered, for all effects, present at the respective meeting.

Art. 14 - In the event of vacancy in the positions of the members of the Board of Directors, remaining less than the minimum number of members provided for in art. 12 above, a Shareholders' General Meeting shall be called for the election of substitutes.

AUTHORITY

Art. 15 - It will be incumbent upon the Board of Directors:

(i) - to establish the general conduct of the Company’s business;

(ii) - to approve the Company’s budget and annual business plan;

(iii) - to call the Shareholders’ General Meeting of the Company;

(iv) - to approve the financial statements and the management’s report of the Company and submit them to the Shareholders’ General Meeting;

(v) - to elect or dismiss, at any time, the members of the Executive Office, establishing their attributions, observing the legal and statutory provisions;

(vi) - to approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation;

(vii) - to supervise the management of the Company’s Officers, examine at any time the Company’s books, request information on agreements to be executed or about to be executed, and any other acts;

(viii) - to approve the Company’s organizational structure, being able to set limit to the Executive Office for the exercise of such functions, observing the legal and statutory provisions;

(ix) - to approve and amend the internal regulations of the Board of Directors;

(x) - to resolve on the issue of shares by the Company, with capital increase, within the limit of the authorized capital, defining the terms and conditions of this issue;

(xi) - to resolve on the issue of subscription bonus;

(xii) - to resolve, by delegation of the Shareholders’ General Meeting, on the following aspects in the issue of debentures by the Company: (i) opportunity of the issue, (ii) time and conditions of maturity, amortization or redemption, (iii) time and conditions of payment of interest, profit sharing and reimbursement bonus, if any, (iv) form of subscription or placement, and (v) type of debentures;

(xiii) - to resolve on the issue of simple debentures, not convertible into shares and without in rem guarantee;

(xiv) - to resolve on the issue of promissory notes for public distribution (“Commercial Papers”) and on the submission of the Company’s shares to a deposit regime for commercialization of the respective certificates ("Depositary Receipts");

(xv) - to authorize the acquisition of shares issued by the Company, for being canceled or held in treasury and disposed of at a later stage;

(xvi) - to authorize the disposal of the assets directly connected to the public telecommunications services being used;

(xvii) - to authorize the disposal of real properties, the creation of in rem guarantees and the posting of guarantees to third parties obligations, being able to establish limits to the practices of such acts by the Executive Office;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

(xviii) - to establish, in an internal rule, the limits for the Executive Office to authorize the disposal or encumbrance of goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable;

(xix) - to approve the Company’s participation in consortia in general, as well as the terms of such participation, being able to delegate such attribution to the Executive Office, within the limits it establishes, always aiming at the development of the activities of the Company’s corporate purpose;

(xx) - to establish the limits for the Executive Office to authorize the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company;

(xxi) - to approve the creation and extinction of the Company’s subsidiaries in Brazil or abroad;

(xxii) - to approve the assumption of any obligation, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiii) - to authorize the execution of agreements, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxiv) - to approve the conduction of investments and acquisition of assets, not provided for in the Company’s budget, in an amount higher than two hundred and fifty million reais (R$250,000,000.00);

(xxv) - to authorize the acquisition of permanent shareholding interest in other companies and burden or disposal of shareholding interest;

(xxvi) - to approve the distribution of interim dividends;

(xxvii) - to choose and dismiss independent auditors;

(xxviii) - to indicate and dismiss the head of the internal audit, who will report to the Board of Directors, through the Audit and Control Committee, when in operation, as well as the head of the Wholesale Executive Office, who is responsible exclusively for all service processes, commercialization and delivery of the products related to the Reference Offers of the Products in the Wholesale Market; and

(xxix) - to approve the Company’s career and salary plan, incentives and professional development policies, the rules and staff, as well as the terms and conditions of the

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

collective bargaining agreements to be entered into with the unions representing the categories of the Company’s employees and adhesion to or withdrawal form supplementary pension funds, all with relation to the Company’s employees, and the Board of Directors may, when considering necessary, establish limits for the Executive Office to resolve on these matters.

Art. 16 - The specific duties of the Chairperson of the Board of Directors are: (a) to represent the Board in the call notice of the Shareholders’ General Meeting; (b) to chair the Shareholders’ General Meeting and choose the Secretary among the attendees; and (c) to call and chair the meetings of the Board of Directors.

MEETINGS

Art. 17 - The Board of Directors shall meet (i) ordinarily, once every three (3) months, and (ii) extraordinarily, upon call from its Chairperson, and the minutes with its resolutions shall be drawn up.

Paragraph 1 - The meetings of the Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda and the subject matters to be resolved on in the respective meeting.

Paragraph 2 - The Board of Directors shall resolve by majority of votes, the majority of its acting members being presents, and the Chairman, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 3 - Any Board member has the option of being represented by another Counselor at the meetings which they may not attend, provided that such granting of representation powers be made upon a written instrument.

Paragraph 4 - Without prejudice of the later execution of the respective minutes, the meetings of the Board of Directors may be conducted via conference call, videoconference, or any other means of communication that allows to identify the attending members, as well as their simultaneous communication. The board members may also participate through the written statement of their votes, even if they are not physically present.

EXECUTIVE OFFICE

COMPOSITION

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

Art. 18 - The Executive Office shall be comprised of at least three (3) and at most fifteen (15) members, shareholders or not, resident in the country, who will be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) Chief Financial and Investor Relations Officer; (c) General Secretary and Legal Director; (d) other Officers without specific designation.

Paragraph 1 - The individual attributions of the Officers without specific designation shall be defined by the Board of Directors, which may also establish a specific designation to said positions.

Paragraph 2 - The same Officer may be elected to accumulate the attributions of more than one position in the Executive Office.

Art. 19 – In the event of temporary absences and impediments, it will incumbent upon the Chief Executive Officer to designate, among the members of the Executive Office, their substitute as well as those of the Executive Officers. In case of vacancy in the Executive Office, the respective substitution shall be resolved by the Board of Directors.

AUTHORITY OF THE EXECUTIVE OFFICE AND REPRESENTATION OF THE COMPANY

Art. 20 - The Executive Office is the body that actively and passively represents the Company, being incumbent thereupon, and upon its members, individually, as the case may be, to comply and cause the compliance with these Bylaws, the resolutions of the Board of Directors and of the Shareholders’ General Meeting, and practice all acts necessary or convenient for the management of the corporate businesses. It is incumbent upon the Executive Office, collectively, to:

(i) - propose to the Board of Directors general plans and programs of the Company, specifying the investment plans in the expansion and modernization of the plant;

(ii) - authorize, within the limits established by the Board of Directors in an internal normative instrument, the disposal or encumbrance of the goods of the permanent assets, including those related to the public telecommunications services that are deactivated or unserviceable, as well as to submit to said body the disposal or encumbrance of the goods that exceed these limits;

(iii) - submit for the Board of Directors and to the Fiscal Board, the Annual Management Report and the Financial Statements, accompanied by the independent auditors' opinion, as well as the proposal for allocation of the profits ascertained in the year;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

(iv) - approve, in accordance with the limits established by the Board of Directors: a) purchases of materials, equipment, goods, works and services; b) sales of goods from the assets;

(v) - approve the execution of other agreements, not mentioned above, in accordance with the limits imposed by the Board of Directors;

(vi) - annually approve the planning of financial transactions and, quarterly, a summary of the compliance with said planning;

(vii) - approve the creation and extinction of branches, offices, agencies, subsidiaries and representations of the Company in the country;

(viii) - approve, as attributed thereto by the Board of Directors, the Company’s organizational structure, keeping the Board of Directors informed in that regard;

(ix) - provide for the compliance with the rules of ethical conduct of the Company, established by the Board of Directors;

(x) - prepare and propose to the Board of Directors the Company’s institutional responsibility policies, such as environment, health, safety and social responsibility of the Company and implement the approved polices;

(xi) - authorize, in accordance with the limits established by the Board of Directors, the practice of reasonable free acts to the benefits of employees or the community in which the Company participates, including the donation of assets unserviceable to the Company; and

(xii) - approve the creation of technical and advisory Committees to advise it on matters of the Company's interest, elect the members of such Committees, and approve their internal regulations, which will contain specific rules on composition, functions, authority, compensation, and operation.

Paragraph 1 - The resolutions of the Executive Office shall be taken by majority of votes, the majority of its acting members, and the Chief Executive Officer, in addition to the regular vote, shall have the casting vote, in the event of a tie.

Paragraph 2 - Except for the cases set forth in paragraph 4 and observing the provisions included in these Bylaws, the Company may be legally bound as follows: i) by the joint signature of two (2) statutory Officers, except in cases of urgency, when the separate signature of the Chief Executive Officer and “ad referendum” of the Executive

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

Office will be allowed, pursuant to the provisions of art. 21, A-5, of these Bylaws; ii) by the signature of one (1) statutory Officer, acting jointly with one (1) Attorney-in-Fact; and iii) by the signature of two (2) Attorneys-in-Fact, acting jointly, provided they are vested with specific powers.

Paragraph 3 - Except for the cases provided for in paragraph 4, the powers of attorney shall always be signed by two (2) Officers and shall specify the powers granted and, except for those for judicial purposes, have a maximum term of validity of one (1) year.

Paragraph 4 - The Company may be represented by only one Officer or one Attorney-in-Fact with specific powers, for the performance of the following acts:

(i) receiving and payment of amounts;

(ii) signing of correspondence that does not create obligations to the Company;

(iii) representation of the Company at members' meetings of companies in which it has an interest;

(iv) granting of powers to attorney for judicial or administrative representation;

(v) representation in court or in administrative proceedings, except for the practice of acts that imply waiver of rights;

(vi) representation in public bidding procedures and private selections in which the Company participates, aiming at the provision of services included in its corporate purpose; and

(vii) performance of acts of simple administrative routine, including before public partitions, mixed-capital companies, commercial registries, Labor Courts, Brazilian Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collection banks, and others of the same nature.

AUTHORITY OF THE MEMBERS OF THE EXECUTIVE OFFICE

Art. 21 – The members of the Executive Office have specific authority to perform the following acts:

A – CHIEF EXECUTIVE OFFICER:

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

1. To represent the Company, in court or out of court, before the shareholders and the public in general, being able to attorneys-in-fact together with other Officer and designate agents, delegate authority to the other Officers to practice specific acts;

2. To follow and inspect the implementation of the determinations of the Board of Directors regarding their activities and attributions;

3. To establish guidelines, coordinate and supervise the Company’s activities related to: finance and control; corporate funds; legal area in general; institutional relations; regulation; corporate communication; Telefônica Foundation; human resources; networks and field operations; corporate strategy and planning; information technology; customer service and quality; corporate business; mobile business; fixed business;

4. To call the Executive Office’s meetings;

5. To practice acts of urgency "ad referendum" of the Executive Office; and

6. To carry out other duties that are determined by the Board of Directors.

B - FINANCIAL AND INVESTOR RELATIONS OFFICER:

1. To establish guidelines and supervise the Company’s activities in the economic and financial area and management of the securities issued by the Company, accounting and management control, as well as to supervise the management of supplementary pension funds;

2. To represent the Company before the Securities and Exchange Commission - CVM, the stock exchanges and other inspection bodies of the securities market;

3. To delegate, if necessary, authority to the other Officers to practice specific acts;

4. To represent the Company as set forth in these Bylaws; and

5. To carry out other activities that are determined by the Board of Directors.

C – GENERAL SECRETARY AND LEGAL DIRECTOR:

1. To establish guidelines and supervise the Company’s activities in the legal area in general;

2. To delegate, if necessary, authority to the other Officers to practice specific acts;

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

3. To represent the Company as set forth in these Bylaws; and

4. To carry out other activities that are determined by the Board of Directors.

D - OFFICER WITHOUT SPECIFIC DESIGNATION:

1. To exercise the individual functions and attributions that are determined by the Board of Directors;

2. To sign, jointly with other statutory Officer, the documents and acts that require the signature of two Officers; and

3. To represent the Company as set forth in these Bylaws.

CHAPTER VI - FISCAL BOARD

Art. 22 - The Fiscal Board, of a permanent nature, shall be comprised of at least three (3) and at most five (5) effective members and the same number of alternates.

Paragraph 1 - The compensation of the members of the Fiscal Board, in addition to the reimbursement of expenses incurred in travel and accommodation required for performance of their duties, will be established by the Shareholders’ General Meeting at which they are elected, and cannot be, per member in office, less than ten percent (10%) of the average compensation assigned to each Officer, not including benefits of any nature, representation allowances and profit sharing.

Paragraph 2 - In case of vacancy of the position of member of the Fiscal Board, said member will be substituted by their respective alternate. If most of the positions become vacant, the General Meeting shall be called to elect their substitutes.

Paragraph 3 - The Fiscal Board shall meet, (i) ordinarily, once every quarter and, (ii) extraordinarily, upon call by the Chairperson of the Board of Directors, of by two (2) members of the Fiscal Board, and the minutes of its resolutions shall be drawn up.

Paragraph 4 - The meetings of the Fiscal Board shall be called in writing, at least forty-eight (48) hours in advance, and the call notice shall contain the agenda, with the list of the subject matters to be examined in the respective meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

FISCAL YEAR

Art. 23 - The fiscal year will coincide with the civil year, and half-yearly or quarterly balance sheets or balance sheets in periods shorter may be prepared, in addition to the annual balance sheet.

ALLOCATION OF PROFITS

Art. 24 – Together with the financial statements, the Board of Directors will submit to the Annual General Meeting, proposal on (i) the sharing of profits with employees and managers and (ii) the full allocation of the net profits.

Paragraph 1 - From the net profits of the year: (i) five percent (5%) will be allocated to the legal reserve, aiming at ensuring the physical integrity of the capital, limited to twenty percent (20%) of the paid-up capital; (ii) twenty-five percent (25%) of the net profits adjusted as per items II and III of art. 202 of Law No. 6,404/76 will be mandatorily distributed as mandatory minimum dividend to all shareholders; and (iii) the remaining balance, after complying with the provisions of the previous items of this article, will be allocated as determined by the Shareholders’ General Meeting, based on the proposal of the Board of Directors included in the financial statements. If the balance of the profit reserves exceeds the capital, the Shareholders’ General Meeting will resolve on the application of the excess in the payment or increase of the capital or, also, in the distribution of additional dividends to shareholders.

Paragraph 2 - The dividends not claimed within three (3) years from the resolution of its distribution, will revert to the benefit of the Company.

Art. 25 - The Company may declare, by resolution of the Board of Directors, dividends: (i) to the account of profits ascertained in half-yearly balance sheets; (ii) to the account of profits ascertained in quarterly balance sheets or balance sheets in periods shorter, provided that the total dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves addressed in paragraph one of art. 182 of Law No. 6,404/76; or (iii) to the account of accrued profits or reserves of profits existing in the last annual or half-yearly balance sheet.

Sole Paragraph - Interim dividends distributed pursuant to this article shall be attributed to the mandatory minimum dividend.

Art. 26 - By resolution of the Board of Directors and observing the legal provisions, the Company may pay to its shareholders, interest on equity, which may be attributed to the mandatory minimum dividend, “ad referendum” of the general meeting.

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TELEFÔNICA BRASIL S.A. Publicly Held Company CNPJ No. 02.558.157/0001-62 NIRE 35.3.0015881-4 MINUTES OF THE 61st EXTRAORDINARY SHAREHOLDERS’ MEETING OF TELEFÔNICA BRASIL S.A., HELD ON JANUARY 9, 2026

CHAPTER VIII - MISCELLANEOUS

Art. 27 - The Company shall be liquidated as set forth in the law, and the Shareholders’ General Meeting have the authority to determine the form of liquidation and indicate the liquidator.

Art. 28 - The approval by the Company, through its representatives, of incorporation, spin-off, merger or dissolution of its controlled companies shall be preceded by an economic and financial analysis by an independent company, with international reputation, confirming that equal treatment is being given to all interested companies, the shareholders of which will have full access to the report of said analysis.

Art. 29 - In case of any omissions in these Bylaws, the Company will be governed by the applicable legal provisions.

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Presiding board:

_______________________________ Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting and Representative of Management	_________________________________ Nathalia Pereira Leite Meeting Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 9, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director